U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                       ENERGROUP TECHNOLOGIES CORPORATION
                      -------------------------------------
                 (Name of Small Business Issuer in its Charter)

           UTAH                                              82-0420774
         --------                                           ------------

(State or Other Jurisdiction of                     (I.R.S. Employer I.D. No.)
 incorporation or organization)


                         5525 SOUTH 900 EAST, SUITE 110
                            SALT LAKE CITY, UT 84117
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 262-8844

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                      $0.001 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

Documents Incorporated by Reference:

None.

                            Part I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

Organization, Charter Amendments and General History
----------------------------------------------------

    Organization and Charter Amendments.
     -----------------------------------

     Energroup Technologies Corporation, (the "Company"), was incorporated under the laws of the State of Utah on March 21, 1985, under the name of Great Lakes Funding, Inc.

     The Company's initial authorized capital was $50,000.00, consisting of 50,000,000 shares of one mill ($0.001) par value common voting stock.

     On January 9, 1986, the Articles of Incorporation were amended to change the name from Great Lakes Funding, Inc., to Energroup Technologies Corporation.

     On October 1, 1999, the Articles of Incorporation were amended to reflect a 20 to 1 reverse split of the Company's issued and outstanding common stock, while retaining the current authorized capital and par value, with appropriate adjustments in the stated capital accounts and capital surplus accounts; provided, however, that no stockholder, computed on a per stock certificate or record basis on the effective date hereof, currenly owning 100 or more shares shall be reduced to less than 100 shares as a result of the reverse split and that no stockholder owning less than 100 shares, on the per stock certificate or record basis on the effective date hereof, shall be affected by the reverse split.

     Public Offering.
     ---------------

     The Company made a registered public offering, on Form S-18, of its $.001 par value common stock. The public offering was completed on or around May, 1982.

Material Changes of Control Since Inception and Related Business History
------------------------------------------------------------------------

Business.
---------

     The Company was engaged in the manufacturing of interfacing devices used in microprocessors-based control systems for heating, ventilation and air conditioning systems. These operations proved unsuccessful, and the Company ceased such operations over ten years ago. Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over ten years. The Company may begin the search for the acquisition of assets, property or business that may benefit the Company and its stockholders.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to obtain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. The company is not currently listed on the OTC Bulletin Board.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Sales of "unregistered" and "restricted" securitites over the past three years.
--------------------------------------------------------------------------------

     On September 24, 1999, the Company issued 1,698,000 "unregistered" and "restricted" common shares to Jenson Services, Inc., in consideration of payment of $1,698 of expenses incurred on behalf of the Company. These shares were issued at par value, one mill ($0.001).

     On September 24, 1999, the Company issued 500,000 "unregistered" and "restricted" common shares to James Doolin, President and Director. These shares were in consideration of services rendered and issued at par value, one mill ($0.001).

     On September 24, 1999, the Company issued 500,000 "unregistered" and "restricted" common shares to Alycia Anthony, the Company's former Secretary and Director. These shares were in consideration of services rendered and issued at par value, one mill ($0.001).

     On November 1, 1999, the Company issued 782,500 "unregistered" and "restricted" common shares to Jenson Services, Inc., in consideration of payment of $782.50 of expenses incurred on behalf of the Company. These shares were issued at par value, one mill ($0.001).

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

No Assets; No Source of Revenue
-------------------------------

     The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Money is being forwarded to the Company, for expensesby a shareholder of the Company. See the heading "Limited Funds." The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

Discretionary Use of Proceeds; "Blank Check" Company.
-----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.
----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.
------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

Uncertain Structure of Acquisition
----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

Potential Dilution
------------------

     The Company is authorized to issue 50,000,000 shares of common stock. As of June 1, 2001, only 3,641,959 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

Limited Funds Available for Operating Expenses
----------------------------------------------

     The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Lack of Public Information Regarding Acquisition
------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidates. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

State Restrictions on "Blank  Check" Companies
----------------------------------------------

     Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of the Company.
---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

     Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

Risks of "Penny Stock."
----------------------

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
---------------------------------------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last ten fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

     For the past ten years the Company has had no material operations. It has had losses of ($1,263) and ($2,492), for the quarter ended March 31, 2001 and the year ended December 31, 2000, respectively.

Liquidity.
----------

     The Company had no assets during the years ended December 31, 2000 and 1999.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the address and telephone number of Duane Jenson, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Duane Jenson, a shareholder of the Company, of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

        Security Ownership of Certain Beneficial Owners.
        ------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than ten percent of the Company's common stock as of the date hereof:


                            Number of Shares           Percentage
Name                      Beneficially Owned           of Class (1)
----------------           ------------------           --------
Jenson Services, Inc.*        2,480,500                  68%

James Doolin                  500,000                    14%

Alycia Anthony                500,000                    14%

                              -------                    -----
                              3,480,500                  96%

   * Duane Jenson is the President of Jenson Services, Inc., and may be deemed the beneficial owner of Jenson Services, Inc.

       Security Ownership of Management.
        ---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                            Number of             Percentage of
Name and Address     Shares Beneficially Owned     of Class *
----------------     -------------------------     --------
James Doolin                     500,000              14%
5525 South 900 East #110
SLC, UT 84117

Barry Richmond                    13,709               0%
Po Box 62
Nineveh, IN 46131

Thomas Howells                         0               0%
8495 South Terrace Drive
Sandy, UT 84093
                                --------              ------
All directors and
executive officers               513,709              14%
as a group (3 persons)

        Changes in Control.
        -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        Identification of Directors and Executive Officers.
        ---------------------------------------------------

     The following table sets forth the name of the Company's current directors and executive officers. This person will serve until the next annual meeting of the stockholders (held the third Friday in August of each year) or until his successors are elected or appointed and qualified, or his prior resignation or termination.


                                   Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
James Doolin          President        09/99          *
                      Director         09/99          *

Barry Richmond        Vice President   02/86          *
                      Director         03/86          *

Thomas Howells        Secretary        04/01          *
                      Director         04/01          *


          * These persons presently serves in the capacities indicated.

Business Experience.
--------------------


     James P. Doolin, President and a director is 24 years of age. Mr. Doolin received a bachelors degree from the University of Utah in Business in June 1998. Mr. Doolin has managed Hillside Tire & Service, in Salt Lake City, Utah, for the past four years and has worked with Jenson Services since 1998.

     Barry Richmond, Vice President and a director is 49 years of age. Mr. Richmond is currently a Colonel for the United States Army.

     Thomas Howells, Secretary and a director is 29 years of age. Mr. Howells received a bachelors degree from Westminster College of Salt Lake City, Utah, in 1994. He recieved a degree in Business. He is a officer in the Army Reserve. He currently works as a consultant with Jenson Services, Inc., and has worked there for the past six years.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     None;

Involvement in Certain Legal Proceedings.
-----------------------------------------

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation
                    Annual Compensation   Awards  Payouts
(a)             (b)   (c)   (d)   (e)    (f)   (g)    (h)   (i)

                                               Secur-
                                               ities         All
Name and   Year or               Other   Rest- Under-  LTIP  Other
Principal  Period   Salary Bonus Annual  ricte dlying  Pay-  Comp-
Position   Ended      ($)   ($)  Compen- Stock Options outs  ensat'n
-----------------------------------------------------------------

James         05/31/01    0     0     0     0      0     0   0
Doolin,       12/31/00    0     0     0  500,000   0     0   0
President,    12/31/99    0     0     0     0      0     0   0
Director      12/31/98    0     0     0     0      0     0   0


Barry         05/31/01    0     0     0     0      0     0   0
Richmond      12/31/00    0     0     0     0      0     0   0
Vice Pres./   12/31/99    0     0     0     0      0     0   0
Director      12/31/98    0     0     0     0      0     0   0

Thomas
Howells,      05/31/01    0     0     0     0      0     0   0
Secretary,
Director
              03/31/01    0     0     0     0      0     0   0
Alycia        12/31/00    0     0     0  500,000   0     0   0
Anthony,      12/31/99    0     0     0     0      0     0   0
Former        12/31/98    0     0     0     0      0     0   0
Secretary &
Director



     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the years ended December 31, 2000. No employee, director, or executive officer have been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

The  company  has no  parents.

Transactions with Promoters.
----------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

        Common Stock
        ------------

     The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

        No Outstanding Options, Warrants or Calls
        -----------------------------------------

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

        No Provisions Limiting Change of Control
         ----------------------------------------

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          -------------------------------------------------

Related Market Information.
---------------------------

     There has not been any established "public market" for shares of common stock of the Company for over the past ten years. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market.

Holders.
--------

The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 163.

Dividends.
----------

The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
--------------------------

The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.

Item 4.  Recent Sales of "Unregistered" and "Restrictd" Securities.
-------------------------------------------------------------------

     On September 24, 1999, the Company issued 1,698,000 "unregistered" and "restricted" common shares to Jenson Services, Inc., in consideration of payment of $1,698 of expenses incurred on behalf of the Company. These shares were issued at par value, one mill ($0.001).

     On September 24, 1999, the Company issued 500,000 "unregistered" and "restricted" common shares to James Doolin, President and Director. These shares were in consideration of services rendered and issued at par value, one mill ($0.001).

     On September 24, 1999, the Company issued 500,000 "unregistered" and "restricted" common shares to Alycia Anthony, Secretary and Director. These shares were in consideration of services rendered and issued at par value, one mill ($0.001).

     On November 1, 1999, the Company issued 782,500 "unregistered" and "restricted" common shares to Jenson Services, Inc., in consideration of payment of $782.50 of expenses incurred on behalf of the Company. These shares were issued at par value, one mill ($0.001).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless  limited  by  the  Articles  of  Incorporation,  Section  16-10a-903
requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Article V of the Company's Bylaws makes the provisions of Section 16-10a-902(1) mandatory with respect to the indemnification of Company directors and executive officers. See the Exhibit Index of this Registration Statement.

                                    PART F/S

                          Index to Financial Statements

                  Report of Certified Public Accountants

Financial Statements

--------------------

     Financial Statements for the years ended December 31, 2000 and 1999

          Independent Auditors' Report

          Balance Sheets - December 31, 2000

          Statements of Operations for the years ended
          December 31, 2000 and 1999

          Statements of Stockholders' Equity for the years ended December 31, 2000 and 1999

          Statements of Cash Flows for the years ended
          December 31, 2000 and 1999

          Notes to the Financial Statements

     Unaudited Financial Staments for the period
     March 31, 2001
     ------------------------------

     Balance Sheet

     Statement of Operations

     Statement of Cash Flows

                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
              Financial Statements and Independent Auditors' Report
                                December 31, 2000



                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                                TABLE OF CONTENTS


                                                                                   Page

Independent Auditors' Report                                                         1

Balance Sheet -- December 31, 2000                                                   2

Statements of Operations for the years ended December 31, 2000 and 1999 and  for
the period from Reactivation [December 14, 1998] through December 31, 2000           3

Statements of Stockholders' Deficit for the years ended December 31, 2000, and
for the period from Reactivation [December 14, 1998] through December 31, 2000       4

Statements of Cash Flows for the years ended December 31, 2000 and 1999, and
for the period from Reactivation [December 14, 1998] through December 31, 2000       5

Notes to Financial Statements                                                      6 -- 8




                                  INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Energroup Technologies Corporation[a development stage company]


We have audited the accompanying balance sheet of Energroup Technologies Corporation [a development stage company] as of December 31, 2000, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2000 and 1999, and for the period from Reactivation [December 14, 1998] through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energroup Technologies Corporation [a development stage company] as of December 31, 2000, and the results of operations and cash flows for the years ended December 31, 2000 and 1999 and for the period from Reactivation through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses from operations, no assets, and a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                           /S/MANTYLA MCREYNOLDS
                                                              Mantyla McReynolds

Salt Lake City, Utah
February 2, 2001



                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                                  Balance Sheet
                                December 31, 2000


                                     ASSETS


Assets                                                                         $               -0-
                                                                                 ------------------
                       Total Assets                                            $               -0-
                                                                                 ==================



                      LIABILITIES AND STOCKHOLDERS' DEFICIT



Liabilities:
  Current Liabilities:
  Accrued liabilities                                                          $               100
  Payable to shareholders - Note 4                                                           2,718
                                                                                 ------------------
                     Total Liabilities                                                       2,818


Stockholders' Deficit:
  Capital Stock -- 50,000,000 shares authorized having a
   par value of $.001 per share; 3,641,959 shares issued
   and outstanding - NOTE 4                                                                  3,642
  Additional Paid-in Capital                                                               318,571
  Accumulated Deficit                                                                     (318,732)
  Accumulated Deficit during development stage                                              (6,299)
                                                                                 ------------------
                Total Stockholders' Deficit                                                 (2,818)
                                                                                 ------------------
        Total Liabilities and Stockholders' Deficit                            $               -0-
                                                                                 ==================








                 See accompanying notes to financial statements.


                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                            Statements of Operations
 For the Years Ended December 31, 2000 and 1999, and for the Period from Reactivation
                  [December 14, 1998] through December 31, 2000


                                                                                        Reactivation
                                                                                           through
                                                                                          December
                                                        2000              1999            31, 2000
                                                   --------------     ------------     ---------------
Revenues                                       $             -0-  $           -0-  $              -0-

General & Administrative Expenses                          2,335            2,735               5,070
                                                   --------------     ------------     ---------------

               Operating Loss                             (2,335)          (2,735)             (5,070)

                                                   --------------     ------------     ---------------
        Net Loss Before Income Taxes                      (2,335)          (2,735)             (5,070)

Current Year Provision for Income Taxes                      157            1,072               1,229
                                                   --------------     ------------     ---------------

Net Loss                                       $          (2,492) $        (3,807) $           (6,299)
                                                   ==============     ============     ===============


Loss Per Share                                 $            (.01) $          (.01) $              (.01)
                                                   ==============     ============     ================

Weighted Average Shares Outstanding                    3,641,959          972,277             2,260,137
                                                   ==============     ============     ================





                 See accompanying notes to financial statements.

                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                       Statements of Stockholders' Deficit
 For the Years Ended December 31, 2000 and 1999, and for the Period from Reactivation
                  [December 14, 1998] through December 31, 2000


                                                             Additional                             Net
                                Common          Common          Paid-in        Accumulated      Stockholders'
                                Shares           Stock          Capital          Deficit           Deficit
                             ------------     ----------     ------------      -----------      -------------
Balance, December 14, 1998,
(Reactivation date)             3,051,425  $       3,051  $       315,681 $      (318,732) $              -0-
Net loss for the Period Ended
 December 31, 1998                                                                   -0-                  -0-
                             ------------     ----------     ------------      -----------      -------------
Balance, December 31, 1998      3,051,425          3,051          315,681        (318,732)                -0-
Reverse split, one for twenty,
September 30, 1999             (2,889,966)        (2,890)           2,890                                 -0-
Issued stock to shareholder for
debt at par, September 30, 1999 1,698,000          1,698                                                1,698
Issued stock to Directors for
services at par,  September 30,                                                                         1,000
1999                            1,000,000          1,000
Issued stock to shareholder for
debt at par, October 31, 1999     782,500            783                                                  783
Net loss for the Year Ended
 December 31, 1999                                                                 (3,807)             (3,807)
                             ------------     ----------     ------------      -----------      -------------
Balance, December 31, 1999      3,641,959 $        3,642 $        318,571 $      (322,539) $             (326)
                             ------------     ----------     ------------      -----------      -------------
Net loss for the Year Ended
December 31, 2000                                                                  (2,492)             (2,492)
Balance, December 31, 2000      3,641,959          3,642          318,571        (325,031)             (2,818)
                             ============     ==========     ============      ===========      =============













                 See accompanying notes to financial statements.


                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                            Statements of Cash Flows
 For the Years Ended December 31, 2000 and 1999, and for the Period from Reactivation
                  [December 14, 1998] through December 31, 2000

                                                                                           Reactivation
                                                                                              through
                                                                                             December
                                                              2000            1999           31, 2000
                                                           -----------     -----------     -------------
Cash Flows from Operating Activities
Net Loss                                               $        (2,492) $       (3,807) $         (6,299)
Adjustments to reconcile net income to net cash provided by
 operating activities:
     Issued shares for directors for services                                    1,000             1,000
     Increase in liability to shareholder                        2,492           2,707             5,199
     Increase in current liabilities                                               100               100
                                                           -----------     -----------     -------------
        Net Cash Used for Operating Activities                    -0-             -0-               -0-

            Net Increase/(Decrease) in Cash                       -0-             -0-               -0-

Beginning Cash Balance                                            -0-             -0-               -0-
                                                           -----------     -----------     -------------

Ending Cash Balance                                    $          -0-   $         -0-  $            -0-
                                                           ===========     ===========     =============

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest               $          -0-   $         -0-  $            -0-
  Cash paid during the year for income taxes                      -0-             -0-               -0-
  Issued common stock for shareholder debt                       2,481            -0-              2,481
















                 See accompanying notes to financial statements.


                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2000

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               (a)    Organization

               Energroup Technologies Corporation was formed in August of 1983 as Facility Maintenance Management, Inc. In August 1985, the Company began to develop, manufacture and sell sensory and output products used in energy management control systems. The Company discontinued its efforts in late 1987 but began reactivation activities on December 14, 1998. The Company is now in the development stage and is seeking new business opportunities.

               The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The following summarizes the more significant of such policies:

               (b)    Income Taxes

               The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Prior years' consolidated financial statements have not been restated to apply the provisions of the Statement. The cumulative effect of this change in accounting for income taxes as of December 31, 2000 is $0 due to the valuation allowance established as described in Note 3.

               (c)    Net Loss Per Common Share

               Loss per common share is based on the weighted-average number of shares outstanding.

                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2000
                                   [Continued]

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               [continued]

               (d)    Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at December 31, 2000.

               (e)    Use of Estimates in Preparation of Financial Statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2         LIQUIDITY/GOING CONCERN

               The Company has accumulated losses since Reactivation through December 31, 2000 amounting to $6,299, has no assets, and has a net working capital deficiency at December 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to recommence its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2000
                                   [Continued]
NOTE 3         INCOME TAXES

               Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts. Loss carry forward amounts expire in 2020. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The income tax provision for the current year represents state franchise taxes paid to bring the Company current.

                                                 NOL
   Description                                Balance          Tax      Rate
   Federal Income Tax                         $6,299          $945      15%
   State Income Tax                            5,070           253       5%
   Valuation allowance                                      (1,198)
                                                      -------------
        Deferred tax asset 12/31/00                             $0


NOTE 4         COMMON STOCK/RELATED PARTY TRANSACTIONS

               On September 24, 1999, the Company's Board of Directors effected a reverse split of the outstanding common stock on the basis of one for twenty, effective September 30, 1999, while retaining the current authorized capital and par value. No stockholder received less than 100 post split shares; appropriate adjustments were made to the stated capital accounts and capital surplus accounts.

               Additional post split shares have been issued in the following manner:

Description                                                   Number of Shares
--------------------------------------------      ----------------------------
Issued to consultant for services at par                             2,480,500
Issued to directors for services at par                              1,000,000
     Total post-split shares issued                                  3,480,500

               A shareholder has paid general and administrative expenses on behalf of the Company, through December 31, 2000 and 1999, of $2,492 and $2,707, respectively. The Company has recorded a liability to the shareholder of $2,718, as of December 31, 2000. The balance is payable on demand and is non-interest bearing.



                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                                  Balance Sheet
                      March 31, 2001 and December 31, 2000



                                                            03/31/2001          12/31/2000
                                                          --------------        ----------
                                                           [Unaudited]
                                          ASSETS

Assets                                                   $             0        $        0

                                                          --------------        ----------
         Total Assets                                    $             0        $        0
                                                          ==============        ==========

                          LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
     Loans from stockholders                             $         3,981        $    2,718
     Accrued Liabilities                                             100               100
     Income Taxes Payable                                              0                 0
                                                          --------------        ----------
         Total Current Liabilities                                 4,081             2,818

         Total Liabilities                                         4,081             2,818
                                                          --------------        ----------

Stockholders' Deficit:
     Common Stock, $.001 par value;
         authorized 50,000,000 shares; issued and
         outstanding, 3,641,959 shares                             3,642             3,642
     Paid-in Capital                                             318,571           318,571
     Accumulated Deficit                                        (318,732)         (318,732)
     Accumulated Deficit during development stage                 (7,562)           (6,299)
                                                          --------------        ----------
         Total Stockholders' Deficit                              (4,081            (2,818)

                                                          --------------        ----------
         Total Liabilities and Stockholders' Deficit     $             0        $        0
                                                          ==============        ==========




                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                            STATEMENTS OF OPERATIONS
            For the Three Month Period Ended March 31, 2001, 2000 and
  for the Period from Reactivation [December 14, 1998] through March 31, 2001

                                              Three          Three
                                             Months         Months
                                              Ended          Ended      Reactivation through
                                           03/31/2001     03/31/2000        March 31, 2001
                                          -------------  -------------  ---------------------
                                           [Unaudited]    [Unaudited]
REVENUE

    Income                               $            0 $            0  $               0
                                          -------------  -------------  -----------------
NET REVENUE                                           0              0                  0

Operating Expenses
   General and Administrative Expenses            1,263            530              6,333
                                          -------------  -------------  -----------------
Total Operating Expenses                          1,263            530              6,333

                                          -------------  -------------  -----------------
Net Income Before Taxes                  $       (1,263) $        (530)            (6,333)
                                          =============  =============  =================

Income/Franchise taxes                                0              0              1,229

Net loss                                         (1,263)          (530)            (7,562)

Loss Per Share                           $        (0.01)$        (0.00) $           (0.01)
                                          =============  =============  ==================

Weighted Average Shares Outstanding           3,641,959      3,641,959          2,439,396
                                          =============  =============  ==================



                       ENERGROUP TECHNOLOGIES CORPORATION
                          [A Development Stage Company]
                            Statements of Cash Flows
            For the Three Month Period Ended March 31, 2001, 2000 and
  for the Period from Reactivation [December 14, 1998] through March 31, 2001

                                              Three          Three
                                             Months         Months
                                              Ended          Ended      Reactivation through
                                           03/31/2001     03/31/2000        March 31, 2001
                                            ------------   ------------ ---------------------
                                            [Unaudited]    [Unaudited]

Cash Flows Used For Operating
Activities
-----------------------------------------

  Net Loss                                 $      (1,263)  $       (530)         $     (7,562)
  Adjustments to reconcile net loss to net
cash
    used in operating activities:
    Loss from discountinued operations
    Shares issued for services                         0              0                 1,000
    Increase/(Decrease) in current liabilities         0                                  100
    Increase/(Decrease) in loans from              1,263            530                 6,462
shareholder
                                            ------------   ------------         -------------
      Net Cash Used For Operating Activities           0              0                     0
                                            ============   ============         =============

Cash Flows Provided by Financing Activities            0              0                     0
--------------------------------------------

      Net Increase In Cash                             0              0                     0

      Beginning Cash Balance                           0              0                     0

      Ending Cash Balance                $             0 $            0                     0
                                            ------------   ------------         -------------

     NOTES TO FINANCIAL STATEMENTS: Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The March 31, 2001, balance sheet has been derived from the audited financial statements. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.

                             PART III

Item 1.  Index to Exhibits.
---------------------------

     None.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENERGROUP TECHNOLOGIES CORP.

Date: 6/11/01                                /S/ JAMES DOOLIN
     ----------                              ------------------------
                                             James Doolin, Director
                                             and President

Date: 6/11/01                                /S/ THOMAS HOWELLS
     ----------                              ------------------------
                                             Thomas Howells, Director
                                             and Secretary